UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

PROTOCOL OF MERGER AND INSTRUMENT OF

JUSTIFICATION OF

GVT PARTICIPAÇÕES S.A.

BY

TELEFÔNICA BRASIL S.A.

By this private instrument, the parties described below, by their respective Executive Officers, have agreed to enter into this Protocol of Merger and Instrument of Justification ("Protocol"), in accordance with Articles 224, 225, 226 and 227 of Law No. 6,404 of December 15, 1976, as amended ("Brazilian Corporation Law"), in compliance with the provisions of Ruling No. 565, of June 15, 2015, issued by the Brazilian Securities Commission ("CVM"):

(A)       TELEFÔNICA BRASIL S.A., a publicly-held corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Eng. Luiz Carlos Berrini, 1376, enrolled in the Corporate Taxpayers' Register of the Ministry of Finance ("CNPJ/MF") under No. 02.558.157/0001-62, herein represented pursuant to its Bylaws ("Telefônica" or "Merging Company");

(B)       GVT PARTICIPAÇÕES S.A., a publicly-held corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Eng. Luiz Carlos Berrini, 1376, 6th floor, side B, Cidade Monções, CEP 04571-936, enrolled in the CNPJ/MF under No. 10.242.813/0001-41, herein represented pursuant to its Bylaws ("GVTPart" or "Merged Company");

Telefônica and GVTPart are also referred to herein, collectively, as the "Parties" or the "Companies".

1.         JUSTIFICATION.

WHEREAS this merger transaction is part of a larger corporate restructuring process also involving other companies controlled by Telefônica;

Whereas, in accordance with the Material Fact disclosed on September 22, 2015, GVTPart is a holding company, wholly owned by Telefônica, directly controlling Global Village Telecom S.A., headquartered in the City of Maringá, State of Paraná, at Rua João Paulino Vieira Filho, 752, 2nd floor, enrolled in the CNPJ/MF under No. 03.420.926/0001-24 ("GVT"), and indirectly controlling Pop Internet Ltda., a company headquartered in the City of Curitiba, State of Paraná, at Rua Lourenço Pinto, 299, 10th floor ("POP");

Whereas GVT currently provides telecommunication services and also other non-telecommunication services;

Whereas (i) concentrating the provision of telecommunication services in a single legal entity shall promote a convergence environment, facilitating consolidation and confluence in the provision of telecommunication services and simplifying the service packages offered, and jointly, (ii) migrating the non-telecommunication services provided by GVT to POP shall allow both companies to optimize their administrative and operational costs, and to standardize the operations of the companies involved in the Corporate Restructuring.

WHEREAS the corporate restructuring aims to unify the telecommunication services in Telefônica, through the total spin-off of GVT and merger of its spun off parcels into GVTPart (concerning the net asset spun-off from GVT related to telecommunication services) and into POP (concerning the net asset spun off from GVT related to non-telecommunication services), and merger of GVTPart into Telefônica, so that at the end of the process, the services currently provided by GVT, other than the telecommunication services, shall be concentrated in POP and the telecommunication services shall be concentrated in Telefônica;

The Parties believe that the merger of GVTPart into Telefônica, pursuant to the terms and conditions of this Protocol, is justified because, in addition to standardizing the provision of services, it aims to simplify the current organizational structure of Telefônica and to assist in the business integration of Telefônica with GVT.

2.         PRIOR TRANSACTION AND SHARE CAPITAL OF TELEFÔNICA AND GVTPART

(A)       As an act preceding the merger under this Protocol ("Merger"), on the same date and immediately prior to the resolution on the merger of GVTPart by Telefônica, GVT, currently a subsidiary of GVTPart (and indirectly controlled by Telefônica itself, which is also the other sole shareholder in GVT), shall be spun off and its net assets shall be transferred to GVTPart and to POP ("Total Spin-off" and, together with the Merger, the "Corporate Restructuring").

(B)       Thus, to enable the understanding of the Companies' information, since the Merger under this Protocol is part of a Corporate Restructuring to be implemented through previous acts on the same date involving Telefônica and GVTPart, as well as GVT and POP, the information to be considered in relation to the net assets object of the Merger shall be that existing and valid on the date of its review, on December 31, 2015 ("Base Date").

2.1.      Telefônica's Share Capital: Telefônica's share capital, all subscribed for and paid in on the Base Date, is sixty-three billion, five hundred seventy-one million, four hundred fifteen thousand, eight hundred sixty-five Brazilian Reais and nine cents (R$63,571,415,865.09), represented by one billion, six hundred ninety million, nine hundred eighty-four thousand, nine hundred twenty-three (1,690,984,923) shares, that is, five hundred seventy-one million, six hundred forty-four thousand, two hundred seventeen (571,644,217) common shares and one billion, one hundred nineteen million, three hundred forty thousand, seven hundred six (1,119,340,706) preferred shares, with no par value.

2.2.      GVTPart's Share Capital: GVTPart's share capital, all subscribed for and paid in on the Base Date, is thirteen billion, four hundred ninety-eight million, seven hundred ninety thousand, five hundred forty-nine Brazilian Reais (R$13,498,790,549.00), divided in thirteen billion, four hundred ninety-eight million, seven hundred ninety thousand, five hundred forty-nine (13,498,790,549) common shares, all with no par value.

2.2.1.   Given that on the same date and prior to the submission of the transaction under this Protocol to the Companies' shareholders, GVT's total spin-off shall be determined, with the transfer of the spun-off portions to GVTPart and POP. GVTPart's subscribed and paid-up capital on the date of its merger by Telefônica, should it be approved, shall be thirteen billion, four hundred ninety-nine million, six hundred fifty-seven thousand, nine hundred eighty-one Brazilian Reais (R$13,499,657,981.00), represented by thirteen billion, four hundred ninety-eight million, seven hundred ninety thousand, five hundred forty-nine (13,498,790,549) common shares, all with no par value, in accordance with the Independent Auditors' Reasonable Assurance Report on the Combined Accounting Information of GVTPart and the spun-off portion of GVT's net assets to be absorbed by GVTPart ("Assurance Report"), issued on the Base Date, and the Protocol of Total Spin-off and Instrument of Justification of GVT, concluded between the managements of GVTPart, POP and GVT, on the date hereof. Therefore, once the Total Spin-off is approved, GVTPart's share capital on the date of its merger by Telefônica shall be the one referred to in this item 2.2.1.

3.         MERGED COMPANY'S MERGER, APPRAISAL AND NET ASSETS.

3.1.      Merger: In view of GVTPart's Merger and the fact that Telefônica is the sole shareholder of GVTPart, all shares issued by GVTPart shall be canceled under item 4 of this Protocol.

3.2.      Base Date and Appraisal: With the Merger, GVTPart's net worth (already considering the absorption of GVT's spun-off portion by GVTPart as a result of GVT's total spin-off), shall be fully absorbed by Telefônica. GVTPart's net worth to be merged into Telefônica were first appraised based on their book value, on the Base Date, in accordance with the accounting practices adopted in Brazil ("Appraisal Report"), and were also presented in the Assurance Report, which was issued also considering the accounting information of GVT and GVTPart on the Base Date. The Appraisal Report and the Assurance Report, in accordance with Article 227 of the Brazilian Corporation Law, were prepared by the independent auditing and appraisal firm, Ernst & Young Auditores Independentes S.S., enrolled in the CNPJ/MF under No. 61.366.936/0001-25, ad referendum of the shareholders of the Parties to this Protocol, and are attached hereto as Annex A and Annex B, respectively.

3.3.      Equity Variations: In compliance with Article 224, III of the Brazilian Corporation Law, any equity variations in GVTPart (which shall absorb the equity variations in the portion of GVT's net assets transferred to GVTPart, occurring between the Base Date and the date of implementation of the Total Spin-off) between the Base Date and the date of implementation of the Merger shall be absorbed by Telefônica.

3.4.      Net Worth: According to the Appraisal Report, together with the Assurance Report, the total value of GVTPart's net worth on the Base Date, consolidated with the value of the portion of GVT's spun-off net assets to be transferred to GVTPart, both appraised at their book value on the Data Base and to be merged into Telefônica, sums up to eleven billion, nine million, nine hundred forty-two thousand, five hundred sixty-seven Brazilian Reais and eighty-five cents (R$11,009,942,567.85).

3.5.      Extinguishment of GVTPart: With the Merger and the consequent transfer of all its equity to Telefônica, GVTPart shall be extinguished under Article 227 of the Brazilian Corporation Law, being Telefônica's directors and executive officers responsible for registering and publishing the documents relating to the transaction.

4.         MERGING COMPANY'S SHARE CAPITAL, EXCHANGE OF SHARES, POLITICAL AND SHAREHOLDERS' RIGHTS.

4.1.      Merging Company's Share Capital: As a result of the Merger, as described above, there shall be no capital increase in the Merging Company, since Telefônica has already registered in its net worth the value of all GVTPart's shares.

4.2.      Treatment of the Merged Company's Shares: Given that GVTPart is currently a wholly-owned subsidiary of Telefônica (there not being, therefore, any minority shareholders in GVTPart), as a result of the Merger, GVTPart's shares shall be canceled and extinguished, pursuant to Article 226, Paragraph 1 of the Brazilian Corporation Law.

4.3.      No Exchange Ratio: Since there are no minority shareholders in GVTPart, given it is a wholly-owned subsidiary of Telefônica, there is no need to talk about any exchange ratio of shares held by minority shareholders of GVTPart with shares of the Merging Company.

4.4.      No Appraisal of net worth at market price for the purposes of Article 264 of the Brazilian Corporation Law: Since the Merger shall not cause changes in its shareholders' equity interest, given GVTPart is a wholly-owned subsidiary of Telefônica, there is no need to talk about any exchange ratio of shares held by the Merged Company's shareholders with the Merging Company's shares, and consequently, there are no interests of minority shareholders to be protected and, thus, according to CVM's understanding in prior similar cases and pursuant to CVM Resolution No. 559/08, Article 264 of the Brazilian Corporation Law and Article 8 of CVM Ruling No. 565/15 shall not apply.

5.         OTHER CONDITIONS APPLICABLE TO THE MERGER.

5.1.      Corporate Documents: Extraordinary General Meetings shall be held by GVTPart and Telefônica, to review and decide on the Merger set forth in this Protocol.

5.2.      Absence of Withdrawal Right: As mentioned above, there is no need to talk about any dissent or exercise of withdrawal rights of GVTPart's minority shareholders, as set forth in Article 136, (iv) and Article 137 of the Brazilian Corporation Law.

5.3.      Succession: The Merging Company shall succeed GVTPart in its rights and obligations, accounting for GVTPart's obligations under Articles 227 and 232 of the Brazilian Corporation Law, including as regards the rights and obligations arising out of the portion of GVT's net assets spun off and transferred to GVTPart immediately prior to the Merger.

5.4.      Authorization: The Executive Officers of the Merging Company and of the Merged Company shall be responsible for, and authorized to take, the necessary steps to implement the terms and conditions agreed to in this Protocol, in accordance with the applicable legislation.

5.5.      ANATEL's Prior Approval: The Corporate Restructuring was submitted for consideration and approval of the Brazilian Telecommunications Agency – ANATEL, which approved it under Act No. 50,169, of January 22, 2016, published in the Official Gazette of the Federal Executive on January 28, 2015, based on the conditions laid down therein.

5.6.      Jurisdiction: The Parties hereby elect the jurisdiction of the Courts of the City of São Paulo, State of São Paulo, to settle and resolve any disputes arising from this Protocol.

IN WITNESS WHEREOF, the Parties have signed this instrument in three (3) copies of equal content and form, and for one single purpose, together with the two undersigned witnesses.

São Paulo, March 14, 2016.

Telefônica Brasil S.A.

_____________________________ Amos Genish	_____________________________ Breno Rodrigo Pacheco de Oliveira

[signature page continues]

[Continuation of the signature page of the Protocol of Merger and Instrument of Justification of GVT Participações S.A. by Telefônica Brasil S.A., entered into on March 14, 2016.]

GVT Participações S.A.

_____________________________ Amos Genish	_____________________________ Breno Rodrigo Pacheco de Oliveira

Witnesses:

1. ______________________________

Name:

ID (RG):

2. ______________________________

Name:

ID (RG):

Annex A

Appraisal Report

Annex B

Assurance Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 14, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director